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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     EDGEWATER III MANAGEMENT, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     900 N. MICHIGAN AVENUE, 14TH FLOOR
--------------------------------------------------------------------------------
                                    (Street)

   CHICAGO                            IL                 60611
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     EPICEDGE, INC. (EDG)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     APRIL 4, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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

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SERIES B-1
CONVERTIBLE                                                                     SERIES B-1
PREFERRED                                                                      CONVERTIBLE
STOCK                                                                           PREFERRED
WARRANT      $0.01 04/04/03            J(2)  1,333,333        Immed.  04/04/12   STOCK    3,999,999(5)    1,333,333  I       (1)
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SERIES B-1
CONVERTIBLE                                                                     SERIES B-1
PREFERRED                                                                      CONVERTIBLE
STOCK                                                                           PREFERRED
WARRANT      $0.01 04/04/03            J(3)    200,000        Immed.  04/04/12   STOCK      600,000(5)      200,000  I       (1)

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4% CONVERTIBLE                                                                  SERIES B-1
PROMISSORY                                                                     CONVERTIBLE
   NOTE                                                                         PREFERRED
 DUE 2006    $0.75 04/04/03            J(4) $2,000,000        Immed.  01/31/06   STOCK        (5)(6)     $2,000,000  I       (1)

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
Explanation of Responses:
(1) The shares are owned directly by Edgewater Private Equity Fund III, L.P. ("Edgewater Fund III"), a ten percent beneficial owner of the Issuer, indirectly by Edgewater III Management, L.P. ("Edgewater Management"), as the general partner of Edgewater Fund III, and indirectly by Edgewater III, Inc. ("Edgewater"), the general partner of Edgewater Management. James A. Gordon is the president and sole director of Edgewater.
(2) Pursuant to a Letter Agreement entered into in November 2002, the Issuer issued a warrant in consideration for certain prior indebtedness.
(3) Pursuant to a Letter Agreement entered into in January 2003, the Issuer issued a warrant in consideration for guaranteeing certain indebtedness.
(4) This promissory note amended and restated the prior 8.0% Convertible Promissory Note, as reported on Form 4 filed with the SEC on November 13, 2002, by decreasing the interest rate, extending the maturity date and providing that the note is convertible into Series B-1 Convertible Preferred Stock.
(5) The Series B-1 Convertible Preferred Stock is convertible into common stock on a three-for-one basis, subject to certain antidultion adjustments or upon the election of the holder upon a liquidation event.
(6) Based upon the total amount due (including principal and interest) at the time of conversion divided by the conversion price.



                  /s/ James A. Gordon                                4/8/03
----------------------------------------------------------       --------------
             **Signature of Reporting Person                          Date

 By:  James A. Gordon, individually and in his capacity as
      President of Edgewater III, Inc., general partner to
      Edgewater III Management, L.P., which is the general
      partner of Edgewater Private Equity Fund III, L.P.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




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